

09057719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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AB 3/4

SEC FILE NUMBER
8- 37004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 AND ENDING 12/31/08
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Consolidated Financial Investments, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Meramec Avenue
                              (No. and Street)

Clayton   MO   63105
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Stiffelman   (314) 727-1177
                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.
                (Name – if individual, state last, first, middle name)

4339 Butler Hill Road   St. Louis   ·. MO   63128
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Alan Stiffelman___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Consolidated Financial Investments, Inc.___ , as of ___December 31___ , 20_08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President___
Title

_____
Notary Public

```
CARL C BARFOENHEIER
Notary Public   Notary Seal
State    Missouri
Commissioner    St. Louis County
My Commission    February 12, 2012
Commission Number  08528764
```

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

December 31, 2008

CONSOLIDATED FINANCIAL INVESTMENTS, INC.
St. Louis, Missouri

Table of Contents

December 31, 2008

Cummings, Ristau & Associates, P.C.


Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road

St. Louis, Missouri 63128

Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

Board of Directors
Consolidated Financial Statements, Inc.:

We have audited the accompanying statement of financial condition of Consolidated Financial Investments, Inc. (the Company) as of December 31, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Consolidated Financial Investments, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
January 21, 2009

CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2008

ASSETS

Cash and cash equivalents	$ 159,821
Deposits with clearing organizations	21,837
Receivable from clearing broker	55,566
Investments in equity securities, at estimated fair value	12,355
Furniture and equipment, net of accumulated depreciation of $71,252	193
Other assets	11,489
	$ 261,261

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Note payable – bank	$ 20,000
Accounts payable and accrued expenses	42,469
Total liabilities	62,469
Commitments and contingencies	–
Stockholders' equity:	
Capital stock, no par value; 30,000 shares authorized; 1,250 shares issued and outstanding	21,000
Additional paid-in capital	156,280
Retained earnings	21,512
Total stockholders' equity	198,792
	$ 261,261

See accompanying notes to financial statement.

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CONSOLIDATED FINANCIAL INVESTMENTS, INC.

Notes to Statement of Financial Condition

December 31, 2008

NOTE 1 - SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB) and the Securities Investor Protection Corporation (SIPC).

The Company has an agreement (the Agreement) with a clearing broker (the Broker) to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are carried at cost. Depreciation is computed on both straight-line and accelerated methods for financial reporting purposes over three to five years.

Income Taxes
Effective October 1, 1999, the Company elected to be taxed as a Subchapter "S" Corporation. As a Subchapter "S" Corporation, the Company does not pay Federal or state corporate income taxes on its income; instead, the stockholders are liable for individual income taxes on the Company's taxable income. Therefore, no provision for Federal or state income taxes is included in these financial statements.

Cash and Cash Equivalents
The Company considers investments with an original maturity of three months or less to be cash equivalents.

Cummings, Ristau & Associates, P.C.

CONSOLDIATED FINANCIAL INVESTMENTS, INC.

Notes to Financial Statements

(continued)

NOTE 2 – CLEARING ARRANGEMENT
The Agreement provides the Broker with liens upon all of the Company's property held by the Broker, including, but not limited to, securities, deposits, monies, and receivables. These liens secure the Company's liabilities and obligations to the Broker.

Pursuant to the Agreement, the Company maintains with the Broker, as collateral against losses due to nonperformance by its customers, a minimum deposit of $20,000.

NOTE 3 – INVESTMENTS IN EQUITY SECURITIES
Investment securities owned by the Company at December 31, 2008 consisted of 500 shares of NASDAQ Stock Market, Inc. common stock, which are carried at estimated fair value based on current market quotations.

NOTE 4 – NOTE PAYABLE - BANK
The note payable – bank was originated in the amount of $20,000 on June 26, 2007 and bears interest at the prime rate (3.25% at December 31, 2008), payable quarterly through the maturity date of June 26, 2009. This unsecured note is guaranteed by a stockholder of the Company.

NOTE 5 - NET CAPITAL REQUIREMENTS
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $181,623, which was $131,623 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK
In the normal course of business, the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions. The Company did not experience any material losses of this nature during the year ended December 31, 2008.

The Company does not anticipate nonperformance by the customers' counterparties in the normal course of business. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

END

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Cummings, Ristau & Associates, P.C.